manatt manatt | phelps | phillips	Gordon M. Bava Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4205 E-mail: gbava@manatt.com

August 5, 2011

VIA EDGAR SUBMISSION AND E-MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:
National Technical Systems, Inc. (the “Company”)
Preliminary Proxy Statement filed August 1, 2011 (the “Proxy Statement”) by Dr. Jack Lin, Luis A. Hernandez, Sidney Meltzner, CAS Foundation, Harry S. Derbyshire, and Jeff Kaplan (the “Shareholder Group”)
File No. 001-34882

Dear Mr. Duchovny:

On behalf of our clients, the Shareholder Group referenced above, we are transmitting for filing pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 4, 2011 (the “Commission’s Letter”).

For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Shareholder Group.

We have provided to you a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Shareholder Group on the date hereof, one copy of which has been marked to reflect changes made to the Proxy Statement filed with the Commission on August 1, 2011.

Preliminary Proxy Statement
Cover Letter

1.
We note that your proxy statement and proxy card do not include all of the proposals that the company has included in its preliminary proxy statement.  With a view toward revised disclosure, please tell us what consideration you have given to including all of

11355 West Olympic Boulevard, Los Angeles, California  90064-1614   Telephone:  310.312.4000  Fax:  310.312.4224
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manatt manatt | phelps | phillips

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
August 4, 2011

the proposals appearing on the company’s proxy card and provide us your analysis with respect to the potential disenfranchisement of security holders with respect to the referenced proposals if they return your proxy card.

After considering the Staff’s Comment above, we intend to add the following disclosure to Amendment No. 1:

We will clarify in Amendment No. 1 that a vote “FOR” Proposal 1 of Amendment No. 1 to elect the Shareholder Group’s slate of director nominees constitutes a vote “AGAINST” Proposal 1 of the Company’s Proxy Statement (the “Company Proxy Statement”) and the slate of director nominees put forth by management of the Company.

We will add Proposals 2 (ratification of selection of Ernst & Young, LLP), 3 (shareholder proposal to urge the hiring of an investment banking firm) and 5 (authorization to vote in proxy holder’s discretion on other business) of the Company Proxy Statement to Amendment No. 1.

Because Proposal 4 of the Company Proxy Statement is encompassed in Proposals 2 and 3 of the Proxy Statement, we do not intend to add Proposal 4 of the Proxy Statement to Amendment No. 1.

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us the support for your belief that a “strategic sale of the business of NTS will maximize value for the Shareholders.”

Members of the Shareholder Group have extensive business experience.  They have analyzed the Company’s prospects based upon publicly available information regarding the Company and the industry in which it operates.  Also, they have obtained confidential information and engaged in confidential discussions with prospective buyers and investors regarding a potential sale of the Company.  However, the Shareholder Group is subject to contractual restrictions regarding such discussions and information, which prevent it from disclosing such information.  These factors substantiate and form the basis for the Shareholder Group’s belief that the Company could be sold at a significant premium over the current stock price.

3.
Please revise your disclosure to clarify whether the Poison Pill has the effect of preventing a sale not approved by the Board or has the effect of making such a sale more expensive or difficult for the acquiror.

manatt manatt | phelps | phillips

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
August 4, 2011

We will revise Amendment No. 1 to clarify that the Poison Pill has the effect of making a Sale (as defined in the Proxy Statement) not approved by the Board more difficult and potentially prohibitively expensive for the acquiror.

4.	Please revise your disclosure to state that the participants in this solicitation include your nominees. See Instruction (c) to Item 4 of Schedule 14A.

We will revise Amendment No. 1 to provide the required disclosure.

Forward-Looking Statements; Additional Information, page 1

5.	You may not disclaim responsibility for your own disclosure, whether you derived the disclosure from company filings or other sources. Please revise the second paragraph.

We will revise the second paragraph of Amendment No. 1 to eliminate disclaimers of responsibility for the Shareholder Group’s own disclosure and clarify that the Participants are responsible for information contained in filings made by the Shareholder Group.

6.
We note you refer security holders to information that you are required to provide and will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

It is the Shareholder Group’s intention to distribute its Proxy Statement (as amended) to security holders of the Company after the distribution of the Company Proxy Statement.  Therefore, we intend to rely on Rule 14a-5(c) and omit the referenced information, which will be contained in the Company Proxy Statement.  However, in the event that we do in fact disseminate the Proxy Statement to security holders of the Company prior to distribution of the Company Proxy Statement, we will undertake to provide the required information.

Cost and Method of Solicitation, page 17

7.	Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

We will revise Amendment No. 1 to provide the required disclosure.

Annex A

manatt manatt | phelps | phillips

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
August 4, 2011

8.	With a view toward revised disclosure, please tell us the basis for Mr. Hernandez and Mr. Meltzner to disclaim beneficial ownership of shares over which each has voting and dispositive authority.

Pursuant to Rule 13d-4, a reporting person who is deemed to be a beneficial owner of securities for purposes of Rule 13d-3 can disclaim such beneficial ownership where there is a legitimate question as to whether the reporting person actually has beneficial ownership of such securities.

Because Mr. Hernandez shares voting and dispositive power over the disclaimed shares, he wishes to disclaim beneficial ownership of them because he considers there to be a legitimate question as to whether he is actually a beneficial owner of such shares.

Mr. Meltzner has sole voting and dispositive power over shares of the Company held by CAS Foundation, in his capacity as manager over the Foundation’s investments.  However, he has no pecuniary interest in such shares.  As a result, Mr. Meltzner has disclaimed beneficial ownership over shares in the Company held by CAS Foundation.  We will revise the Proxy Statement to reflect that Mr. Meltzner disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein.  Future 13D amendments will also reflect this change.

We will also revise the Proxy Statement to add CAS Foundation to the beneficial ownership table in the section entitled, “Security Ownership of the Participants.”

Form of Proxy Card

9.	Revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1).

We will revise Amendment No. 1 to provide the required disclosure.

10.	Please revise the form of proxy to state, in bold-faced type, whether the proxy is being solicited in behalf of the company’s board of directors. See Rule 14a-4(a)(1).

We will revise Amendment No. 1 to provide the required disclosure.

Please contact me at (310) 310-4205 or via e-mail, should you need any additional information or have any additional questions.

Sincerely, /s/ Gordon M. Bava Gordon M. Bava Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd Los Angeles, CA 90064